Exhibit 4.4.1



                           AMENDMENT TO
                  RIGHTCHOICE MANAGED CARE, INC.
                    1994 EQUITY INCENTIVE PLAN



The following amendment to the RightCHOICE Managed Care, Inc.
1994 Equity Incentive Plan was adopted by the Board of Directors and shareholders of RightCHOICE Managed Care, Inc. on March 27,
1995 and May 9, 1995, respectively.

     The RightCHOICE Managed Care, Inc. 1994 Equity Incentive
     Plan is amended by deleting Section 6 thereof in its entirety and substituting the following new Section 6 in lieu thereof:

                           SECTION 6
                           ELIGIBILITY
          Awards made pursuant to the Plan may be
          granted only to individuals who, at the time of grant, are employees of the Corporation or a Subsidiary, in each case at the level of vice president and above, any other employees of the Corporation or a Subsidiary as specifically designated by the Committee, and any employees of the Corporation's Parent
          Corporation, at the level of executive vice president and above. Awards may not be granted to any member of the Board who is not an employee of the Corporation, its Parent
          Corporation or a Subsidiary or to any member of the Committee. An Award made pursuant to the Plan may be granted on more than one occasion to the same person, and such Award may include an Incentive Stock Option, an Option which is not an Incentive Stock
          Option, a Restricted Stock Award, or any combination thereof. Each Award shall be evidenced by a written instrument duly executed by or on behalf of the Corporation.

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